Exhibit 99.1

Correction to Company Announcement No. 13 of March 2, 2026
COMPANY ANNOUNCEMENT

COPENHAGEN, Denmark; March 2, 2026 – Genmab A/S (Nasdaq: GMAB) - Correction: In Company Announcement no. 13/2026 regarding transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons it was reported that the share price associated with these transactions was DKK 0,00. The correct price is DKK 1,867.50.

The Company’s managerial employees and their closely associated persons have given Genmab A/S power of attorney on their behalf to publish trading in Genmab shares by the Company’s managerial employees and their closely associated persons.

This company announcement includes the vesting and net settlement of the restricted stock units granted to Jan van de Winkel and Anthony Pagano on February 24, 2023 (deferred RSUs as pertaining to annual bonus achievement).

Please find below a statement of such trading in shares issued by Genmab A/S

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan van de Winkel
2.	Reason for the notification
a)	Position/status	President & Chief Executive Officer
b)	Initial notification/Amendment	Amendment to Company Announcement no. 13 of March 2, 2026
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Acquisition due to vesting of restricted stock units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 1,867.50	567
d)	Aggregated information - Aggregated volume - Price	567 shares DKK 1,867.50
e)	Date of the transaction	2026-03-02
f)	Place of the transaction	Outside the market

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 14 Page 1/6 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Correction to Company Announcement No. 13 of March 2, 2026

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anthony Pagano
2.	Reason for the notification
a)	Position/status	Executive Vice President & Chief Financial Officer
b)	Initial notification/Amendment	Amendment to Company Announcement no. 13 of March 2, 2026
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Acquisition due to vesting of restricted stock units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 1,867.50	200
d)	Aggregated information - Aggregated volume - Price	200 shares DKK 1,867.50
e)	Date of the transaction	2026-03-02
f)	Place of the transaction	Outside the market

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 14 Page 2/6 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Correction to Company Announcement No. 13 of March 2, 2026

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mijke Zachariasse
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Amendment to Company Announcement no. 13 of March 2, 2026
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Acquisition due to vesting of restricted stock units (as employee of Genmab B.V.)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 1,867.50	64
d)	Aggregated information - Aggregated volume - Price	64 shares DKK 1,867.50
e)	Date of the transaction	2026-03-02
f)	Place of the transaction	Outside the market

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 14 Page 3/6 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Correction to Company Announcement No. 13 of March 2, 2026

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Martin Schultz
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Amendment to Company Announcement no. 13 of March 2, 2026
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Acquisition due to vesting of restricted stock units (as employee of Genmab A/S)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 1,867.50	197
d)	Aggregated information - Aggregated volume - Price	197 shares DKK 1,867.50
e)	Date of the transaction	2026-03-02
f)	Place of the transaction	Outside the market

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 14 Page 4/6 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Correction to Company Announcement No. 13 of March 2, 2026

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Kavanagh
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Amendment to Company Announcement no. 13 of March 2, 2026
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Acquisition due to vesting of restricted stock units (as employee of Genmab US, Inc.)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 1,867.50	305
d)	Aggregated information - Aggregated volume - Price	305 shares DKK 1,867.50
e)	Date of the transaction	2026-03-02
f)	Place of the transaction	Outside the market

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 14 Page 5/6 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Correction to Company Announcement No. 13 of March 2, 2026

About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 14 Page 6/6 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122